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                            August 4, 2021

       David Sgro
       Chief Executive Officer
       Legato Merger Corp.
       777 Third Avenue, 37th Floor
       New York, New York 10017

                                                        Re: Legato Merger Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed July 7, 2021
                                                            File No. 001-39906

       Dear Mr. Sgro:

                                                        We have reviewed your
filing and have the following comment.

       Preliminary Proxy Statement on Schedule 14A Filed July 6, 2021

       General

   1. Please revise the proxy statement to comply with all applicable comments issued in regard to Algoma Steel
Group Inc   s Form F-4 filed July 7, 2021.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 if
       you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at 202-551-3641 or Perry Hindin at 202-551-3444 with any other questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Manufacturing
       cc:                                              Jeffrey M. Gallant